JOINT STOCK COMPANY
AEROFLOT
Russian Airlines

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

BEST AVAILABLE COPY

* AEROFLOT RUSSIAN INTERNATIONAL AIRLINES

Date 29.08.05 our ref. 12 - 199

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You a 2nd quarter 2005 report of JSC «Aeroflot».

Code of the emitter 82 – 4592.

Attached materials consist of 70 pages.

If You would have any questions, please contact us by phone (095) 258-06-86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC «Aeroflot - Russian airlines»

9/20

QUARTERLY REPORT BY ISSUER OF SECURITIES

2nd quarter of 2005

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Information contained in this quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities.

Contact person: ***GOLOVENKO Alexey Nikolaevitch***
Deputy Chief, Securities Section, Corporate Property Department
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail AGOLOVENKO@AEROFLOT.RU

CONTENTS

	Introduction	**Page 6**
Chapter I.	Information on Issuer's auditor (auditors)	7
Chapter II.	Information on financial and economic status of the Issue	9
2.1.	Indicators of Issuer's Financial and Business Activities	9
2.2	Issuer's Market Capitalization	9
2.3.	Issuer's Liabilities	10
2.3.1.	Payables	10
2.3.2.	Issuer's Credit History	11
2.3.3.	Issuer's Liabilities to third parties	11
2.4.	Risks connected with acquisition of placing (placed) securities	12
2.4.1.	Industry Risks	12
2.4.2.	Country and Regional Risks	12
2.4.3.	Financial Risks	13
2.4.4.	Legal Risks	13
2.4.5.	Risks connected with the issuer's activities	13
Chapter III.	Detailed Information on the Issuer	15
3.1.	Branch offices and representatives of the issuer	15
3.2.	Issuer's Regular Economic Activities	32
3.2.1.	Issuer's Regular Economic Activities	32
3.2.2.	Raw and other materials and Issuer's suppliers	33

3.2.3.	Issuer's Joint Operations	34
3.3.	Affiliated and Subsidiary Companies of the Issuer	35
3.4.	Composition, structure and value of the Issuer's fixed assets, information on planed purchasing, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets	41
3.4.1.	Fixed assets	43
Chapter IV.	Information on Financial and Business Activities of the Issuer	44
4.1.	Results of Financial and Business Activities of the Issuer	44
4.1.1.	Profit and loss	44
4.1.2.	Factors affecting the value of revenue from sales by the Issuer of goods, products, works, services and value of profit (loss) of the Issuer from regular activities	45
4.2.	Issuer's liquidity	45
4.3.	Size, Structure and Sufficiency of Issuer's Capital and Circulating Assets	45
4.3.1.	Size and structure of issuer's capital and working funds	45
4.3.2.	Issuer's Financial Investments	48
4.3.3.	Issuer's Intangible Asset	49
Chapter V.	Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the Company and brief information about employees (workers) of the issuer	50
5.1.	Information on the persons holding positions in the Issuer's managing bodies	50
5.2.	Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer	58
5.3.	Information on persons holding positions in the bodies excursing supervision over financial and business matters of the Issuer	59
5.4.	Information on remuneration, privileges, and/or compensation of expenses in respect of controlling organ of financial-operational activity of the issuer	60
5.5.	Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer	60

Chapter VI.	Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interests	61
6.1.	Total Number of Shareholders of the Issuer	61
6.2.	Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares	61
6.3.	Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")	61
6.4.	Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer	61
6.5.	Changes in composition and participation of shareholders of the Issuer holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares	62
6.6.	Information on transaction with specific interests involved	63
6.7.	Accounts receivable	63
Chapter VII.	Issuer's accounting statements and other financial information	64
7.1.	Issuer's annual accounting statements	64
7.2.	Issuer's quarterly accounting statements for the latest completed reporting quarter	64
7.3.	Information on substantial changes in the composition of the Issuer's real property after the end date of the last completed	68
7.4.	Information on Issuer's involvement in court proceedings in case such participation may substantially affect Issuer's financial and business activity	68
Chapter VIII.	Additional information on the Issuer and securities placed by the Issuer	69
8.1.	Additional information on the Issuer	69
8.1.1.	Information on the amount and structure of Issuer's charter (shared) capital (shared fund)	69
8.1.2.	Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer	69

8.1.3.	Information on formation and utilization of the reserve fund and other funds of the Issuer.	69
8.1.4.	Information on material transactions by the Issuer	69
8.2.	Information on declared (accrued) and paid dividend on Issuer's shares and on profits from issuer's bonds	69

Introduction

Issuer's Information

a) **Issuer's full corporate name:**
Joint-Stock Company "Aeroflot-Russian Airlines".

Short name :
JSC "AEROFLOT".
ОАО «АЭРОФЛОТ»

b) **Location:** ***Russian Federation***
Mailing Address: ***Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9***

c) **Issuer's Contact Phones and E-mail:**
Phone: ***(095) 258-06-84, Fax: (095) 258-06-84***
E-mail:

d) **Internet pages:**
www.adr.db.com, www.skrin.ru, www.aeroflot.ru

e) **Information on Issuer's Securities**
Information on Shares

State Registration Number Date of Registration	**Category, type**	**Amount of declared shares**	**Par value**	**Date and Way of placement**	**End of placement**
1-01-00010-A **January 23, 2004**	**Ordinary** **Inscribed non-documentary**	**1 110 616 299**	**1 (one) Ruble**	**Consolidated placement (below)**	
73-1"n"-5142 **June 22, 1995**	**Ordinary** **Inscribed non-documentary**	**3 164 149**	**1 (one) Ruble**	**June 18, 1994** **Closed subscription**	**October 11, 1995**
1-02-00010-A **April 5, 1999**	**Ordinary** **Inscribed non-documentary**	**1 107 452 150**	**1 (one) Ruble**	**February 22 1999** **Subscription among shareholders**	**February 22, 1999**

f) This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.

CHAPTER I. Information on issuer's auditor (auditors)

Full Name. Joint Stock Company *"HLB "VNESHAUDIT"*
Brief Name: *"HLB "VNESHAUDIT LTD"*
Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya., Moscow, 123610
Phone: 258-19-91
FAX: 967-04-97
E-mail: info@vneshaudit.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *"Deloit&Touche"*
Brief name: *"Deloit&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (095) 933 73 00
Fax: (095) 933 73 01
E-mail; Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: November 6, 2002
Valid: November 6, 2007

The Issuer has no information on factors putting pressure on independence of the Auditor from the Issuer.

Auditing Committee as part of the Board of Directors and procedure of selecting the Auditor help decrease risks of such factors. Auditing Committee was founded in 2003. Chairman of the Committee shall be elected from members of the Board of Directors who are not staff employees of the Company. The Committee's terms of reference cover in particular issuing for the Board of Directors of the Company recommendations on the Auditor who shall be selected from the number of internationally recognized independent Auditors with high professional profile. Within Committee's competence shall be the examination of the level of objectivity and independence of the Auditor.

Annual open contest to select an Auditor shall be carried out. The Board of Directors of the Company organizes such contests. Auditing Committee controls holding of the contest and draws a conclusion for the Board of Directors on compliance of the participants to the legislation of the Russian Federation.

The Issuer has no information on existence of any financial interest in the Issuer among Auditor's

family relations between officials of the Issuer and auditor, or any information that officials of the Issuer simultaneously hold official positions in the Auditor Company.

Borrowed funds have never been provided to the Auditor from the Issuer.

Payments to the Auditor shall be set as an actual compensation necessary to carry out the audit by the specialists of "HLB Vneshaudit" based on the time needed and hourly rates for different categories of specialists of "HLB Vneshaudit" at the time of signing the contract.

There are no deferred or overdue payments for the Auditor's service rendered.

Chapter II. Basic information on financial and economic status of the Issuer

2.1. Indicators of issuer's financial and business activities

Indicator description	Accounting method recommended	2nd quarter, 2005
Value of net assets, thousands rubles	Under the procedure established by the RF Ministry of Finance and /or for Joint Stock Companies, and in case the issuer is a Joint Stock Investments Fund under the procedure established by the Federal executive agency on the market of securities	18 062 718
Relation of the sum of attracted funds to the capital and reserves, %	(Long term liabilities at the reporting period end + Short term at the reporting period end) / Capital and reserves at the reporting period end x 100	65,480
Relation of the sum of short term Liabilities to the capital and reserves, %	(Short term liabilities at the reporting period end) / (Capital and reserves at the reporting period end) x 100	48,900
Coverage of payments for debt servicing, %	(Net profit for the reporting period + allocations for depreciation for the reporting period - Dividends) /(Liabilities due for repayment during the reporting period + % interests due for payment during the reporting period) x 100	21,300
Level of outstanding liabilities, %	(Outstanding liabilities at the reporting period end) /(Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100	5,558
Turnover of accounts payable, times	(Revenue) / (Accounts payable at the reporting period end – indebtedness of partners (founders) for contributions to the carter capital at the reporting period end)	2,284
Share of dividends in the profit, %	(Dividends on ordinary shares at the end of the completed fiscal year) / (Net profit - dividends on preferred stock at the end of completed fiscal year) x 100	12,281
Labor productivity, rubles/man	(Revenue / Average enrolled number of employees (workers))	1921,592
Depreciation to the overall revenue	(Depreciation allocations) / (Revenue (income on regular activities)) x 100	1,244

2.2 Issuer's Market Capitalization

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS (for 2005 – JSC "FB MMVB") in the last month preceding the month of the end of the reported period and in the last month of each completed fiscal year for which issuer's capitalization is reported.

Year	Capitalization, USD
2000	227 676 341
2001	395 379 402
2002	383 162 623

2003	766 325 246
2004	1 359 949 658
2005 1st Quarter	1 735 893 275
2005 2nd Quarter	1 682 408 472

When calculating this paragraph information was used on auctions and average weighted prices taken from free pages of RTS (www.rts.ru) and MMVB (www.micex.ru).

2.3 Issuer's Liabilities

2.3.1 Payables

Accounts payable for 2004

Description of liabilities payable	Payment due date	
	Less than 1 year	More than 1 year
Accounts payable to suppliers and contractors, rubles	4 168 084 257	2 055 686
including outstanding, rubles	879 866 201	X
Accounts payable to the Company personnel, rubles	305 279 462	0
including outstanding, rubles	0	X
Accounts payable to the State Budget and State Public Funds, rubles	283 457 996	13 410 669
including outstanding, rubles	0	X
Credits, rubles	2 151 404 644	1 950 660 910
including outstanding, rubles	0	X
Loans, rubles	0	0
including outstanding, rubles	0	X
including bonded loans, rubles	0	0
including outstanding bonded loans	0	X
Other payables	1 199 345 695	1 292 273
including outstanding, rubles	571 728 658	X
Total, rubles:	8 107 572 054	1 967 419 538
including outstanding, rubles	1 451 594 859	X

2.3.2 Issuer's Credit History

Credit agreements the primary value of which is 10 % and over of the Issuer's net assets

Issuer's credit history for the 2nd quarter, 2005

№	Liability description	Creditor's (mutuant's) name	Credit primary amount	Credit (loan) term / repayment term	Delay in payment on liability for primary debt and / or agreed interests, time of delay (days)
1	№ 31545 of March 4, 2004	Sberbank	27 000 000 USD	01.09.2005	Non
2	Agreement on opening of revolving credit line w/o № of August 4, 2004	West LB Vostok	10 000 000 USD	03.08.2005	Non
3	Credit agreement № 2005/26-1 of March 15, 2005	ING Bank	10 000 000 USD	13 months /15.04.06	Non
4	Agreement on credit provisioning № KS-284/04 of December 22, 2004	Amsterdam Trade Bank	8 000 000 USD	01.12.2009	None
5	Agreement on credit provisioning w/o № of December 24, 2004	SocGen, WestLB, Calyon, ABN-AMRO	150 000 000 USD	36 months +1 day/ 25.12.2007	None
6	Credit Agreement № RBA-1701 of April 4, 2005	Rafaizenbank	14 000 000 USD	11 months/ 30.12.05	None
7	Fixed-date credit agreement w/o № of June 23, 2005	BCEN-Eurobank	14 000 000 USD	12 months /22.07.06	None

2.3.3. Issuer's liabilities from collaterals provided to third parties.

Information on JSC "Aeroflot's" affiliated companies created with third party investments

№	Full and Short name	Investments	Purpose of Investmets	Financial performance for the 2nd Quarter, 2005 (thousand Rbls.)
1	Closed Society "Aeromar" "Aeromar LTD"	28 050	Catering and beverages of JSC "Aeroflot" flights, for profit company	30 542
2	JSC "Aeroflot-Don"	167 720 260	Air transportation, including joint operations with JSC 'Aeroflot", for profit	-4 943
3	"Aeroflot Nord LTD	40 800 000	Air transportation inclusive jointly with Aeroflot	-35 974

2.4. Risks connected with acquisition of placing (placed) securities

No securities were issued during the 2nd quarter of 2005.

2.4.1 Industry Risks.

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity, both inside the Company and in other companies, especially abroad.

Since civil aviation is dedicated to the consumer market a it is substantially affected by macro economic factors and primarily by living standards of the population and level of business activity in the country that are heavily influenced by price fluctuations of raw materials on world markets. Therefore, fluctuations of world prices, change of economic policies of the state are of great importance for business activity and financial situation of air carriers, Aeroflot among them.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor creates a favorably precondition for air carriers development and especially for Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition of other Russian air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

2.4.2 Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of operation:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

2.4.3. Financial Risks

Dependence on economic growth:
A direct dependence between the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:
"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates foreign-make equipment and aircraft and in a number of countries of the world, and therefore has to use various foreign currencies. A certain part of revenue and expenditures are nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other hand, it increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are relatively low. The high estimate of this parameter is due to the stable profitability of the company and low WACC (weighted average capital cost) value. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

2.4.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court procedures in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.4.5. Risks connected with the issuer's activities

Technical:
The following may be considered as issuer's technical risk factors: the use for main operations of means

modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following court proceedings:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/ baggage/ cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court risks are mostly financial risks and risks of requisition of some property of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.

In case such a license is connected with the regular activities of JSC "Aeroflot" - air transportation operations and any other immediately connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the regular ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

Such liabilities may arise in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» from time to time with third parties. As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks of those subsidiaries in possession of JSC «Aeroflot». For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

Chapter III. Detailed Information on the Issuer

3.1. Branch offices and representatives of the issuer

Branch offices and representatives of the issuer.

Name: ***Australia (Sydney)***
Location: ***Sydney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIA***
Head: ***Sokolov Dmitri Alekseyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 July 2004 (termless)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 September 2001 (termless)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegiriov Igor Anatolievich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***from5 November 2002 (termless)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 28 November 2001 (termless)***

Name: ***Germany (Frankfort)***
Location: ***Frankfort***

Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergey Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugenie Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandre Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valeriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 August 2004 (termless)***

Name: **Germany (Munich)**
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hahn)***
Location: ***Hahn***
Postal Address: ***AEROFLOT, GEBAUDE 850 D-55483 FLUGHAFEN HAHN GERMANY***
Head: ***Koroliov Oleg Konstantinovich***
Opened: ***1 October 2001***
Power of Attorney valid: ***24 April 2003 (termless)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Acting as Head: ***Anosov Yuri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20 September 2004 (termless)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***

Head: ***Mulkidzanov Dmitri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24 April 2004 (termless)***
Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoly Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29 October 2001 (termless)***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 May 1999 (termless)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 March 2001 (termless)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 June 2002 (termless)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 June 2001 (termless)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 March 2002 (termless)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 5 October 1998 (termless)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2000 (termless)***

Name: ***Portugal (Lisbon) (operations have been suspended, Order № 24 of January 17, 2005)***
Location: ***Lisbon***
Postal Address: ***PORTUGAL, LISBON, AVENIDA DA LIBERDADE 36-D, INDEX 1250***
Head: ***Kruglov Valeri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 2001***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from12 May 2004 (termless)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 February 2003 (termless)***

Name: ***Slovenia (Ljubljana) (activities suspended, order 154 of 23 April 2004)***
Location: ***Ljubljana***
Postal Address: ***R.SLOWENIIA G.LIUBLIANA-1000 DUNAJSKAIA 21, AFL***
Head: ***Ognev Vitali Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 until closed***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***France (Paris)***
Location: ***Paris***
Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 April 1998***
Power of Attorney valid: ***from16 April 2001 (termless)***
Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karatayev Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from15 March 2004 (termless)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valeri Felixovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from12 July 2004 (termless)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from4 May 2001 (termless)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexandre Serafimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from20 January 2004 (termless)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergey Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 December 2002 (termless)***

Name: ***Sweden (Goteborg)***
Location: ***Goteborg***
Postal Address: ***DROTTNINGGATAN 30, 41114 GOTHENBURG, SWEDEN***
Head: ***Tezikov Pavel Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***USA (New York)***

Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoly Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: **USA (Los Angeles)**
Location: **America**
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 June 2002 (termless)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandre Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 2002 (termless)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennady Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29 July 2002 (termless)***

Name: **Ireland (Shannon)**
Location: **Shannon**
Postal Address: ***SHENON AIRPORT CO CLAIR IRELAND***
Acting as Head: ***Krakhmalev Mikhail Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: **none**

Name: ***Ireland (Dublin)***
Location: ***(Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***
Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 November 2003 (termless)***

Name: ***Montreal (activities suspended from 1 March 2005 by order # 25 of 17 January 2005)***

Location: ***Canada Montreal***
Postal Address: ***615 DE MAISONNEUVE MLVD.M. MONTREAL QUEWEBEC CANADA H3A 1L8***
Head: ***Arshaninov Eugeni Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003***
Name: ***Cuba (Havana)***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Panama (Panama)***
Location: ***Panama***
Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Neshto Sergey Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 August 2004 (termless)***

Name: ***Peru (Lima)***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Mordavchenkov Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 (termless)***

Name: ***Vietnam (Hanoi)***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Igranov Eugeni Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 October 2001 (termless)***

Name: ***Ho Chi Minh (activities suspended from 1 March 2005 by order # 17 of 12 January 2005)***
Location: ***Vietnam (Ho Chi Minh)***
Postal Address: ***4H, LE LOI STREET, HO CHI MINH CITY , VIETNAM***
Head: ***Vidineyev Alexandre Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 February 2002 until closed***

Name: ***India (Delhi)***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Vasiutkin Vitali Matveyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 10 April 2003 (termless)***

Name: ***India (Bombay)***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 March 2003 (termless)***

Name: ***China (Beijing)***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 8 July 2002 (termless)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 October 2000 (termless)***

Name: ***China (Harbin)***
Location: ***Harbin***
Postal Address: ***150001 CHINA, HARBIN NANGANG DISTRICT, YIYUANJIE STREET, 2, HONG KONG SINOWAY HOTEL , ROOM 808.***
Head: ***Korystov Viktor Stanislavovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 February1999 (termless)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23 November 2001 (termless)***

Name: ***China (Shenyang)***
Location: ***Shenyang***
Postal Address: ***HOTEL INTERCONTINENTAL (GROUND FLOOR), 208, NANGJING NORTH STREET, HEPING DISTRICT, SHENYANG, 110001, CHINA***
Head: ***Rassokhin Vladimir Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2002 (termless)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 December 2000 (termless)***
Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21 November 2002 (termless)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Suhov Vladimir Mikhailovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from 27 November 2002 (termless)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Nepal (Katmandu) (activities suspended by order # 156 of 23 April 2004)***
Location: ***Katmandu***
Postal Address: ***NEPAL KATMANDU KAMALADI P.O. BOX 5640***
Head: ***Akopov Valeri Karpovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***12 April 2001 until closed***

Name: ***Pakistan (Karachi) (activities suspended by order # 153 of 23 April 2004)***
Location: ***Karachi***
Postal Address: ***HOLIDAY INN CROWNE PLAZA SHHRAH-E-FAISAL ROAD KARACHI-PAKISTAN***
Head: ***Fedoseyev Vladimir Feodorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 September 2003 until closed***

Name: ***Singapore (activities suspended from 1 March 2005 by order # 23 of 17 January 2005)***
Location: ***Singapore***
Postal Address: ***15 QUEEN STREET #01-02/02-00TAN CHONG TOWER, SINGAPORE 188537***
Head: ***Tumanov Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 July 2001 until closed***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 August 2002 (termless)***
Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Japan (Osaka) (activities suspended by order # 158 of 23 April 2004)***
Location: ***Osaka***
Postal Address: ***IMAGAWA BLDG. 8 F 2-2-17 IMABASHI CHUO-KU, OSAKA 541-0042 JAPAN***
Head: ***Aveltsov Yuri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***none***

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 June 2002 (termless)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30 June 2003 (termless)***

Name: ***Israel***
Location: ***Tel Aviv (operations are suspended, Order № 427 of December 16, 2004)***
Postal Address: ***63801 ISRAIL, TEL-AVIV BEN-YEHUDA 1***
Head: ***Shumilov Sergey Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 March 2003 until closed***

Name: ***Jordan (Amman) (activities suspended by order # 138 of 23 April 2004)***
Location: ***Amman***
Postal Address: ***P.O. BOX 7303 AMMAN JORDAN***
Head: ***Pryadko Pavel Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 October 1998 until closed***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 May 2003 (termless)***
Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***
Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 September 1999 (termless)***

Name: ***Lebanon (Beirut)***
Location: ***Beirut***
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovalchuk Viacheslav Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 January 2004 (termless)***

Name: ***Malta (La Valetta) (activities suspended by order # 150 of 23 April 2004)***
Location: ***La Valetta***
Postal Address: ***REGENCY HOUSE, 1ST FLOOR, REPUBLIC ST. VALETTA VLT 04, MALTA***
Head: ***Yentaltsev Valeri Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 October 2000 until closed***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 1996 (termless)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Hilchenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2003 (termless)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003 (termless)***

Name: ***Turkey (Ankara) (activities suspended by order # 136 of 6 April 200***

Location: ***Ankara***
Postal Address: ***06550, ANKARA, TURKEY, AEROFLOT-CINNAH CADESI 114/2, CANKAYA***
Head: ***Titov Konstantin Victorovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from13 February 2002 until closed***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandre Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***9 August 2001 (termless)***

Name: ***United Arab Emirates (Abu Dhabi)***
Location: ***Abu Dhabi***
Postal Address: ***P.O. BOX 25111 ABU DHABI U.A.E.***
Head: ***Beliayev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 April 2004 (termless)***

Name: ***Shardjah (activities suspended from 1 March 2005 by order # 27 of 18 January 2005)***
Location: ***United Arab Emirates Shardjah***
Postal Address: ***U.A.E. SHARJAH P/O BOX 22748***
Head:
Opened: ***26 December 1996***
Power of Attorney valid:

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 February 2001 (termless)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***375 002, Yerevan, Amiryana st. 12***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***
Power of Attorney valid: ***from 21 July 1997 (termless)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***380002, Tbilisi, D. Agmashenebeli st., 76/1***
Head: ***Grehov Alexandre Victorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 December 2003 (termless)***

Name: ***Kazakhstan (Almaty)***

Location: ***Almaty***
Postal Address: ***480004 Almaty, 59, fl.45 Zheltoksan st.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22 January 2002 (termless)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***720010, Bishkek, 230 Chuj prospect***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23 May 2001 (termless)***
Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexandre Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 7 April 2004 (termless)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***
Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovich***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30 July 2004 (termless)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***700015, Tashkent, 79A Nukus st.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***30 June 2003 (termless)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: ***:01032, Kiev, 112/A Saksaganski st.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***13 September 2001 (termless)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***95006, Symferopol, 2A Pavlenko st.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030,***

Head: ***Fedosov Ruslan Veniaminovich***
Opened: ***12 March 1998***
Power of Attorney valid: ***19 May 2004 (termless)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 Voskresenskaya st., Arkhangelsk 163051.***
Head: ***Beliayev Vadim Leonidovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 Lenin pr., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: ***56 Belinski st., Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alexeyevich***
Opened: ***26 August 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***

Opened: ***22 December 1997***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Mineralniye Vodi)***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***
Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91, 630099.***
Head: ***Matiukh Sergey Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st., OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 Popov st., Perm 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Rostov-on-Don)***
Location: ***Rostov-on-Don***
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 443001.***
Head: ***Luzgin Sergey Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***
Head: ***Sytih Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: :***3 Chaikovski st., Sochi 354065, Krasnodarski Territoty***
Head: ***Mukhin Sergey Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056, Bashkortostan Republic.***
Head: ***Kuznetsov Andrei Viktorovich***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11 Omskaya st., Nizhnevartovsk 628606, Tyumen region, Khanty-Mansiisk Autonomous Region.***
Head: ***Antonov Mikhail Alexandrovich***
Opened: ***16 April 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 QUEEN STREET, EAST TORONTO, ONTARIO, CANADA***
Head: ***Turovtsev Andrei Victorovich***
Opened: ***30 November 1998***
Power of Attorney valid: ***29 January 2002 (termless)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk 220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid ***12 April 2001 (termless)***

Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***
Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergey Feodorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Serbia and Montenegro***
Location: ***Belgrade***
Postal Address: ***11000 BELGRADE BRACE JUGOVICA 21***
Head: ***Smirnov Vadim Valentinovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***21 March 2003 (termless)***

Name: ***Egypt (Khurgada) (activities suspended by order # 157 of 23 April 2004)***
Location: ***Khurgada***
Postal Address: ***7, TL MINA STREET, HURGADA, EGYPT***
Head: ***Shilov Alexei Vladimirovich***
Opened: ***15 January 2000***
Power of Attorney valid: ***10 April 2003 until closed***

Name: ***Russia (Irkutsk)***
Location: ***Russia***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Norilsk)***
Location: ***Norilsk***
Postal Address: ***7 Krasnoyarskaya st., Norilsk 663300.***
Head: ***Kulezniova Valentina Antonovna***
Opened: ***12 September 2002***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

3.2. Issuer's Regular Economic Activities

3.2.1. Issuer's Regular Economic Activities

Issuer's regular economic activities are as follows:

- Air transportation on domestic and international flights regular and charter in accordance with existing international agreements and licenses for operation of airlines issued in accordance with established procedures;
- passenger services;
- handling of cargo;
- technical service and repair of aircraft;
- selling of passenger and cargo travel documents;
- publishing, processing and selling of passenger and cargo travel documents.

Main types of products (works, services) in the 2nd quarter, 2005

Name of activities	Reporting period		
	Total	Domestic airlines	International airlines
Production volume in thousands TKM	683 341	550 075	133 266
Average annual value (of works, services), Rbl	25,59	27,19	18,98
Volume of sale proceeds (works, services), thousands	17 488 590	14 959 187	2 529 403
Share of the total volume of revenue, %	100,0	85,5	14,5
Corresponding price index, %	-	-	-

The revenue gained from air transportation operations in 2nd quarter, 2005 was 17 488.59 million rubles. The income gained from international flights comes to 85,5% of the total income, and the share of the income brought by domestic flights is 14,5%. As compared the same period last year income increased by 15,9%. The growth of income was mainly influenced by the rise in air transportation in TKM by 5,4% and increase of profitability.

Structure of revenues from goods sale, system of services in the 2nd quarter, 2005

Name (of operations, services)	Operation, services sale outline	Reporting period		
		Total	Domestic airlines	International airlines
Air transportation	Direct sales, %	100.0	85,5	14,5
	Own trading network, %	19,1	16,4	2,7
	Trading network under control, %	80,9	69,1	11,8
	Other (to be indicated), %	-	-	-

Operational expenses on regular activities in the 2nd quarter, 2005 as compared with the same period of last year increased by 20.9%. Expenses grew mainly due to the increase in the volume of air transportation in TKM by 5.4%, growth of aviation fuel prices, increase of wages and salaries with assessments primarily due to the change of the system of labor remuneration of flight crew members and cabin attendants, increase of costs of flight security in airports of departure/destination, drop of USD exchange rate against main world currencies.

JSC "Aeroflot" structure of production and sales (products, services, works) in the 2nd quarter, 2005

Name of the cost item	Reporting period
Raw materials and goods, %	3,58
Purchased components, half-finished products, %	2,73
Works and services of production nature carried out by contractors, %	26,1
Fuel, %	30,76
Energy, %	0,04
Labor costs, %	10,44
Interest on credit, %	-
Rent, %	9,13
Allocation to social needs, %	2,48
Depreciation of fixed assets, %	1,21
Taxes included in prime cost, %	0,40
Other expenses, %	13,13
-depreciation of intangible assets, %	0,02
-mandatory insurance payments, %	1,09
-incidental expenses, %	0,06
-agent's commission,	5,93
-per diem and hotel accommodation of flight crews	1,05
-other expenses	4,98
Total expenses on production and sale (works, services) (prime cost), %	100,00
Sale proceeds (works, services), %	116,69

3.2.2 Raw and other materials and Issuer's suppliers

1. Sources of raw materials for regular operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel grades are used:
At fueling depots abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
At fueling depots at home – TC-1 (RT) as per State Standard 10227-86

2. Main Issuer's suppliers of raw materials

At fueling depots abroad – British Petroleum (BP), Shell
At fueling depots at home – Lukoil

3. Fuelling Price Fluctuations

Fuel prices in June, 2005

Region	Reported month	Previous month	+/-%
Sheremetyevo, price "in wing" w/o PVK rub./t excluding VAT	12.581,0	12.731,8	-1,2
Foreign airports, US$/ton	588,7	588,9	0
CIS airports, US$/ton	14.300,7	14.264,6	0,3
Region	Reported month	Previous month	+/-%

Volumes of aircraft fueling in June, 2005, thousand tons

Region	Reported month	Previous month	+/-%
Sheremetyevo	61,1	57,3	6,6
Foreign airports	32,8	32,7	0,3
Russian airports	17,0	17,0	0
CIS airports	3,3	2,1	57,1
Volumes of fuelling of own aircraft fleet	*111,2*	*110,4*	0,7
Sheremetyevo sales to third airlines	2,949	3,036	-2,9

3.2.3. Issuer's Joint Operations

Public Corporation "Insurance Company Moscow"
Investments total value (Rubles) - 45 688 549.50
Purpose of investment:
Insurance services for JSC "Aeroflot" and its affiliations, generation of profit
Financial Result (thousand Rubles) for:

2000 - 5 250
2001 - 4 476
2002 - 39 985
2003 - 7 632
2004 - 3 257

Close Corporation "Aeromar"
Investments (Rubles) - **28 050**
Purpose of investments:
Catering supplies and beverages supplies for JSC "Aeroflot" flights, generation of profit

2000 - 35 613
2001 - 105 458
2002 - 125 255
2003 - 47 976
2004 - 111 019

Public Corporation "AEROFLOT-DON"
Investments - **167 720 260**
Purpose of investments:
Air transportation, jointly with JSC "Aeroflot", generation of profit
Financial Result (thousand Rubles) for:

2000 - 12 415
2001 - 3 273
2002 - 26 111
2003 - 6 982
2004 - 327

Public Joint Stock Company "AEROFLOT NORD"
Investments (Rubles) - **40 800 000**
Purpose of investments:
Air transportation, jointly with JSC "Aeroflot", generation of profit
Financial Result (thousand Rubles) for:

2000 -
2001 -
2002 -
2003 -
2004 - 327 366

3.3. Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***
Location: ***Denmark, Copenhagen***
Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Aeroflot Leasing", Affiliated Company***
Location: ***Moscow***
Postal Address: ***127006, Moscow, Malaya Dmitrovka, 24 -2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***hotel accommodation, office spaces for rent.***
Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***
Location: ***Moscow***
Postal Address: ***117049, Moscow, Krymski Val, 8***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***
Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Closed Corporation "Aeroflot Plus", Affiliated Company***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***air transportation services of high comfort and service (elite air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***
Location: ***Moscow***
Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd, 20***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***Training of air carriers' representatives for business abroad***
Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***"Tris Travel SRL", Affiliated Company***
Location: ***Italy, Rome***
Postal Address: ***32, Labikana, Rome, 00184 Rome***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***passenger and cargo transportation sales, tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***
Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***
Location: ***Moscow***
Postal Address: ***121205, Moscow, Novy Arbat, 36/9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 100% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Type of activity: ***insurance transactions with individuals and legal entities***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***
Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***
Location: ***Moscow***
Postal Address: ***125130, Moscow, Leningradski prospect, 29, office 105***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***78,9%***
Type of activity: ***Non-governmental pension fund.***
Positioning of the Company in the Issuer's Business Activity: ***Additional pension service to JSC "Aeroflot" employees.***

Name: ***"Aeromar" Ltd. Affiliated company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***
Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

Name: ***JSC "Aeroflot-Don".***
Location: ***Russian Federation, Rostov-on-Don***
Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: ***Regular and charter Domestic and International air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

Name: ***JSC "Aeroflot-Nord".***
Location: ***Russian Federation, Arkhangelsk***
Postal Address: ***Russian Federation, 163053, Arkhangelsk, Airport Talagy***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 51 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***51 %***
Type of activity: **Commercial** ***air transportation of passengers, luggage, cargo, mail over international and domestic air under RF Air Code and other regulatory acts of RF and the Company***
transportation
Positioning of the Company in the Issuer's Business Activity: ***Air transportation, including Joint operations with JSC "Aeroflot"***

Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***103340, Moscow Region, Khimki District, Sheremetyevo-1 airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***"Editorial Office Aeroflot-Press"***
Location: ***Moscow***
Postal Address: ***129110, Moscow, Prospekt Mira, 69***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Publishing, printing and distribution of newspaper and other printed matter***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***101000, Moscow, Arkhangelski Pereulok, 7, office 5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Type of activity: ***Airport services, ground support and other aviation services On the territory of International Airport "Scheremetyevo-2"***
Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Scheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: 49 %

Type of activity: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***
Location: ***Germany, Kelsterbach***
Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnvet, 26-28***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***sales and bookkeeping of air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: **Closed Joint Stock Company** ***"Aeromash – Aviation Security"***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo, P.O.Box 60***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***45 %***
Type of activity: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***
Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Inter-Terminal" Ltd, Subsidiary Company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***141400, Moscow Region, Khimki District airport Scheremetyevo-2, building 3***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 40,05% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***40,05%***
Type of activity: ***Management of transport and other enterprises***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerofirst" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***33,3 %***
Type of activity: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fueling Company" Inc, TZK Inc. Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***31 %***

Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fueling Complex Scheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Scheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***31 %***
Type of activity: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Fuelling of JSC "Aeroflot" aircraft.***

Name: ***"Aerotour Inc ". Subsidiary Company. (Has been sold under securities sales/purchase agreement № 29063984/p1619 23/15.06.05 of June 14, 2005)***
Location: ***Moscow***
Postal Address: ***125565, Moscow, Leningradskoye Shausse, 80, bld.1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***25 %***
Type of activity: ***Tourism to Russia and other countries, passenger and cargo transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: **Public Joint Stock Company *"AEROIMP". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***25 %***
Type of activity: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3.4 Composition, structure and value of the Issuer's fixed assets, information on planed purchases, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets

Aircraft fleet

The Airline has being working to implement the Program of restructuring its foreign made aircraft fleet that is planned to be completed in 2005.

Main objectives of the aforesaid Program are as follows:

- reduction of the number of passenger aircraft types in the composition of the Company aircraft fleet from fore down to two types without increasing the overall quantity of aircraft;
- reduction of costs of aircraft operation, leasing and maintenance;
- consolidation of productive, commercial and financial stability of the Company.

(82-4592)

Composition and structure of JSC "Aeroflot" aircraft fleet as at January 1, 2005-08-28

Aircraft type	Type	Age	Number of aircraft at January 1, 2005			
			Total	Including		
				Own	Leased	
					Operational Lease	Financial lease
IL96-300	LHA*	11	6	6	-	-
IL-62M	LHA	26	1	1	-	-
IL-86	MHA**	17	12	11	1	-
Tu-154M	MHA	15	24	23	1	-
Tu-134	SHA***	25	13	12	1	-
Total, home made aircraft			**56**	**53**	**3**	**-**
B767-300ER	LHA	5	6	-	6	-
B777-200	LHA	7	2	-	2	-
A310	MHA	14	1	-	1	-
A319	MHA	1	8	-	4	4
A320	MHA	1	7	-	6	1
A321	MHA	1	3	-	-	3
DC10-40F	Frighter	26	4	-	-	4
Total foreign made aircraft			**31**	**-**	**19**	**12**
Total aircraft			**87**	**53**	**34**	

* Long haul aircraft; **Medium haul aircraft; *** Short haul aircraft

3.4.1 Fixed Assets

№	Name of Fixed Assets Group	Original (replacement) value	Residual value
1	Buildings	1 279 580 151	151 699 264
2	Constructions and transmission units	99 125 075	30 244 091
3	Machinery and equipment	1 802 466 317	755 951 764
4	Transportation means	511 010 748	249 232 778
5	Production and household equipment	316 542 820	140 691 522
6	Aircraft hulls	2 673 712 174	2 126 112 593
7	Aircraft engines	4 374 626 487	3 852 642 808
8	Perennial planting	10 806 731	0
9	Other types of fixes assets	179 737 861	46 482 636
10	Land and nature objects in use	2 959 893	0
11	Capital investments into major improvement of land	0	0
	TOTAL:	**11 520 989**	**3 475 841**

Reporting date: June 30, 2005

CHAPTER IV. Information on Issuer's financial and business activities

4.1. Results of Issuer's financial and business activities

4.1.1. Profit and loss

Indicator Description	Calculation method	1st half of 2005
Revenue, rubles	Total revenue from sales of goods, products, works and services	28 574 075
Gross income, rubles	Revenue – cost of production of goods, products, works and services sold (except commercial and administrative	3 922 040
Net profit (undistributed profit (uncovered loss), rubles	Profit (Loss) from regular activities + extraordinary income – extraordinary expenses	2 535 970
Own capital profitability, %	(Net profit) / (capital and reserves – targeted financing and earnings + deferred income – own shares redeemed from shareholders)	14.040
Assets profitability. %	(Net profit) / (Balance value of assets) x 100	8.490
Net profitability factor, %	(Net profit) / (Revenue)	8.875
Production (sales) profitability, %	(Income from sales) / (Revenue) x 100	4.660
Capital turnover	(Revenue) / (Balance value of assets – short term liabilities)	1.358
Sum of uncovered loss at the accounting period date, rubles	Uncovered loss of previous years + uncovered loss of the accounting year	-
Relation of uncovered loss at the reporting period date and balance sheet value	(Sum of outstanding loss at the accounting period date) / (balance value assets)	-

4.1.2. Factors affecting the value of revenue from sales by the Issuer of goods, products, works, services and value of profit (loss) of the Issuer from regular activities

4.2. Issuer's liquidity

Indicator Description	Calculation method	1st half of 2005
Own circulating assets, rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	10 424 655
Index of permanent assets	(Non-circulating assets + long term receivables) / (capital and reserves) (less own shares redeemed from shareholders) - targeted investments and earnings + income of future periods	0.423
Current liquidity factor	(Circulating assets – long term receivables) / (short term liabilities (excluding income of future periods))	2.520
Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / (short term liabilities (excluding income of future periods not included))	2.162
Factor of autonomy of own funds	(Capital and reserves (less own shares redeemed from shareholders) – targeted financing and earnings + deferred income) / (non-circulating assets + circulating assets)	0.604

4.3. Size, structure and sufficiency of issuer's capital and circulating assets

4.3.1. Size and structure of issuer's capital and working funds

Sufficiency of capital and circulating funds of the Issuer

№	Indicator Description	Calculation method	1st half of 2005
I.	**Capital amount and structure**	-	
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of accounting balance sheet	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of accounting balance sheet	37

3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of accounting balance sheet	277 654
4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles	Line 420 of accounting balance sheet	3 454 762
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of accounting balance sheet	13 206 196
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of accounting balance sheet	-
7	Issuer's total amount of capital, thousand rubles	Line 490 of accounting balance sheet	18 049 191
II.	**Amount and structure of circulating assets**		
1	Stocks, thousand rubles	Line 210 of accounting balance sheet	2 705 677
2	Value added tax on purchased values, thousand rubles	Line 220 of accounting balance sheet	459 037
3	Long term receivables, thousand rubles	Line 230 of accounting balance sheet	-
4	Short term receivables, thousand rubles	Line 240 of accounting balance sheet	12 513 048
5	Short term investments, thousand rubles	Line 250 of accounting balance sheet	3 172 666
6	Money means, thousand rubles	Line 260 of accounting balance sheet	3 392 523
7	Other circulating assets, thousand rubles	Line 270 of accounting balance sheet	-
III.	**Capital sufficiency**		
1	Relation of outside funds to capital and reserves, %	(see item 2.1.)	65.480
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	48.900
IV.	**Circulating assets sufficiency**		
1	Turnover of receivables, times	(see 2.1.)	2.284

2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest accounting quarter) / 90 days	2 694
3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter	

(82-4592)

4.3.2. Issuer's Financial Investments

Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of July 1, 2005

nvestments into securities

d abbreviated of the object of cial nent	Place of residence	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Face value of securities	Book value of securities	Amount of declared dividend (in the current or previous year)
tock Company e Telecom"	France, 75505 Paris, Plas de Allero, 6	FR0000133308	Ordinary non-documented, payable to bearer shares 511 992 pcs	2 047 968 Euro 70 704 252 rubles (exchange rate as of 30.06.05) 1 Euro = 34.5241 Rbl)	12 369 726.72 Euro 427 053 682.25 Rbl. (Exchange rate as of 30.06.05) 1 Euro = 34.5241 Rbl.)	In 2005: 0.48 euro per 1 share

ZAO «Sherotel» - loans given

nd abbreviated name of ject of a financial ment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
d Joint Stcok Company otel", ZAO otel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	7712014856	7 041 645%/ 1 041 459 rubles. The amount of loan granted exceeds the Charter capital by 70 416 times	6-month LIBOR rate + 0.8125/ October 1st, 2016

4.3.3. Issuer's Intangible Asset

№	Name of the intangible assets group	Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits from intellectual property)	4 481 966	1 879 428
1.1	Including: Patent holder's rights for invention, industrial model, utility model	46 531	776
1.2	Rightholder's rights for computer software, data bases	4 331 635	1 859 229
1.3	Rightholder's rights for topologies of integrated circutes	0	0
1.4	Owners' rights for trade marks and service marks, name of goods origine	103 800	19 423
1.5	Patentholder's rights for selection achievements	0	0
2	Administrative expenses	0	0
3	Company business standing	0	0
4	Others	106 347 584	51 251 137
	TOTAL, rubles:	**110 829 550**	**53 130 565**

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business affairs supervising bodies of the Company and brief information about employees (workers) of the issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Members of the Board of Directors of the Issuer

Chairman:

Ivanov Victor Petrovitch

Education: **higher**
Positions held within the last 5 years:
Period: ***2000 -2004***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Deputy Chief of the Administration of the President of the Russian Federation***
Period: ***2004 -present***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Assistant to the President of the Russian Federation***
Shares in the Issuer's Authorized Capital Stock: ***0%***
Shares in affiliate/subsidiary companies: ***none***

Members of the Board of Directors:

Antonov Vladimir Nikolaevitch

Education: **higher**
Positions held within the last 5 years:
Period: ***1995 - present***
Organization: ***JSC "Aeroflot"***
Province: ***Transportation***
Position: ***Deputy General Director***
Period: ***2004 -present***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State service***
Position: ***Assistant to the President of the Russian Federation***
Shares in the Issuer's Authorized Capital Stock: ***0.0004%***
Shares in affiliate/subsidiary companies: ***none***

Butrin Michail Robertovitch

Education: ***higher***
Positions held within the last 5 years:
Period: ***1998 – 1999***
Company: ***ZAO "UFGI"***
Province: ***Finance***
Position: ***Director, Management of Corporate Finances***
Period: ***1999 – 2000***

Company: OOO ***"Consulting, Research, Restructuring"***
Activity:
Position: ***General Director***
Period: ***2000 – 2003***
Company: ***Moscow representative office of "Chechester Trading Ltd."***
Activity:
Position: ***Executive Director***
Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***
Period: ***2003 – 2004***
Company: ***AKB "National Reserves Bank"***
Activity: ***Banking***
Position: ***Vice-President***
Period: ***2004 – present***
Company: ***OOO "National Reserve Corporation"***
Activity:
Position: ***Deputy General Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Grechukhin Igor Nikolaevitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1998 – 2000***
Organization: ***Main Administration of Economy and Industry Development of Krasnoyarsk region***
Province: ***State service***
Position: ***Deputy Chief***
Period: ***2001 – 2004***
Organization: ***Ministry of Economic Development of the Russian Federation***
Province: ***State Service***
Position: ***Department Deputy Chief***
Period: ***2005 – present***
Organization: ***Ministry of Economic Development of the Russian Federation***
Province: ***State Service***
Position: ***Department Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Dushatin Leonid Alexeevitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 – 2002***
Organization: ***Fuel-Energy Complex***
Province: ***Energy***
Position: ***Vice-President, Department Chief***
Period: ***2002 – 2004***

Province: ***Banking***
Position: ***Deputy Chairman of the Board***
Period: ***2004 – present***
Organization: ***JSC "National Reserve Corporation"***
Province:
Position: ***First Deputy General Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Kopeikin Michail Urievich

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 – 2003***
Organization: ***Administration of the Government of the Russian Federation***
Province: ***State Service***
Position: ***Chief of the Department of Economics and Property Management***
Period: ***2003 – present***
Organization: ***Administration of the Government of the Russian Federation***
Province: ***State Service***
Position: ***Deputy Chief of the Administration***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Okulov Valeri Mikhailovitch

Education: ***higher***
Positions held within the last 5 years:
Period: ***1997 – present***
Organization: JSC "Aeroflot"
Province: ***Transport***
Position: ***General Director***
Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Tikhonov Alexander Vasilievitch

Education: ***higher***
Positions held within the last 5 years:
Period: ***1998 – 2000***
Organization: ***Ministry of State Property***
Province: ***State Service***
Position: ***Department Deputy Chief***
Period: ***2000 – 2004***
Organization: ***Agency for Federal Property Management***
Province: ***Transport***
Position: ***Deputy Chief of the Department of the Ministry of State Property of Russia, Chief of the Management of Educational Organizations and Social Sphere***
Period: ***2004 – present***
Organization: ***Ministry of Transport of the Russian Federation***
Province: ***Transport***
Position: ***Director of the Department for Structural Reformation***

Shares in the Issuer's Authorized Capital Stock: ***0%***
Shares in affiliate/subsidiary companies: ***none***

Uvarov Alexey Konstantinovitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***2000 – 2004***
Organization: ***Ministry of Property Relations***
Province: ***State Service***
Position: ***Chief of Machine Building and Metallurgy Property Section, Chief of Law Enforcement Ministries and Services, Department of Military Industrial Complex Property, Deputy Chief of the Department of Industry and Construction Property.***
Period: ***2003 – present***
Organization: ***Federal Agency for Federal Property Management***
Province: ***State Service***
Position: ***Chief of Administrative Section***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Fedorov Alexey Victorovitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1985 – present***
Organization: ***Federal Security Service (FSS)***
Province: ***State Service***
Position: ***Deputy Chief of FSS Department***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Shablin Vladimir Nikolaevitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***At present***
Organization: ***AKB "National Reserve Bank"***
Province: ***Banking***
Position: ***Senior Vice-President***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Issuer's sole and plural managing bodies and Issuer's officials

The person carrying our functions of the sole executive body: ***Okulov Valeri Mikhailovitch***

Members of the plural executive body of the Issuer:

Avilov Vasili Nikolaevitch

Education: *Higher*
Positions held within the last 5 years:
Period: ***1997 – present***

Province: ***Transport***
Position: ***Head of Administration***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Antonov Vladimir Nikolaevitch
Education: *Higher*
Positions held within the last 5 years:
Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director General – flight and operational security***
Period: ***1999 – present***
Organization: ***JSC "Aerofirst", subsidiary company***
Province: ***Trade***
Position: ***Member of the Board of Directors (Supervisory Counsel) elective office***
Period: ***1997 – present***
Organization: ***"Aeromash – Aviation Security" Ltd. subsidiary company***
Province: ***Security***
Position: ***Member of the Board of Directors (Supervisory Council) – Elective office***
Period: ***2002 - present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***First Deputy General Director, Operations***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Bachurin Evgeny Victorovitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1996 - 1999***
Organization: ***Subsidiary State Firm "Interkadry" (KLM Airline)***
Province: *Transport*
Position: ***Sales Representative, Marketing Manager***
Period: ***1999 - 2000***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Advisor to the First Deputy General Director on financial and commercial operations***
Period: ***2000 - 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Director, Department on Income Management***
Period: ***2001 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Commercial Director***
Period: ***2002 - present***

Province: ***Services***
Position: ***Member of the Board of Directors (Supervising Council). Elective service***
Period: ***2003 - present***
Organization: ***ZAO "Aeromar"***
Province: ***Catering supplies (food staffs)***
Position: ***Member of the Board of Directors (Supervising Council). Elective office***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Belykh Yuri Ilyich
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997– 2001***
Organization: ***"Transaero" Aviation Company***
Province: ***Transport***
Position: ***Deputy Director General, maintenance operations***
Period: ***2001 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Chief Engineer, Technical Director – Chief of Aviation Technical Complex***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Volymerets Anatoli Ivanovitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997 – 2002***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***First Deputy Director General - operations***
Period: ***2002 – present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.***
Shares in the Issuer's Authorized Capital Stock: ***0.0026%***
Shares in affiliate/subsidiary companies ***none***

Gerasimov Vladimir Vladislavovitch
Education: *Higher*
Positions held within the last 5 years:
Period: ***1997 – 1999***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director, Department of Economics***
Period: ***1999 – present***
Organization: ***JSC "Aeroflot"***

Position: ***Deputy Director General, Technical and Material Logistics***

Period: ***2000 – present***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd. Subsidiary company***
Province: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***
Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Eliseev Boris Petrovitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997 – 1999***
Organization: ***Administration of the President of the Russian Federation***
Province: ***State Service***
Position: ***Advisor, Deputy Department Head, Administration of the President of the Russian Federation***
Period: ***1999 – 1999***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director, Legal Department***
Period: ***1999 – present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Director, Legal Department***
Shares in the Issuer's Authorized Capital Stock: ***0.000001%***
Shares in affiliate/subsidiary companies: ***none***

Koldunov Alexander Alexandrovitch
Education: ***Higher***
Positions held within the last 5 years:
Period: ***1995– 2001***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Aircraft Commander (type) IL-86, IL-96-300***
Period: ***2001 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Chief of Flight Safety Inspection***
Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Okulov Valeri Mikhailovitch
Education: ***higher***
Positions held within the last 5 years:
Period: ***1997 – present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***

Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

Osobenkov Oleg Mikhailovitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997 – 1999***
Organization: ***KGB USSR – USSR Ministry of Defense – Federal Security Committee of the Russian Federation – Federal Security Counsel of the Russian Federation***
Province: ***State Service***
Position: ***Officer***
Period: ***1999 – April 2005 (was excluded from the Executive Board of Directors by resolution of the Board of Directors, Minutes № 17 of April 28, 2005)***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy Director General of JSC "Aeroflot", Chief, Personnel Department***
Period: ***2000 - present***
Organization: ***ZAO "Toplivnaya Zapravochnaya Kompania" (Fueling Company) Ltd., subsidiary company***
Province: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel).Elective office***
Period: ***2002 – present***
Organization: ***"Social Programs"***
Province: ***Management***
Position: ***Executive Director***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Poluboyarinov Mikhail Igorevitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997– 1999***
Organization: ***Foreign Trade JSC "Avtoimport"***
Province: ***Finance***
Position: ***Finance Director – Chief Accountant***
Period: ***1999 – 1999***
Organization: ***TC "Avtoimport" LTD***
Province: ***Management***
Position: ***Executive Director***
Period: ***1999 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Province: ***Transport***
Position: ***Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning***
Shares in the Issuer's Authorized Capital Stock: ***none***
Shares in affiliate/subsidiary companies: ***none***

Smirnov Vladimir Vladimirovitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1997 – present***
Organization: ***JSC "Aeroflot"***
Province: ***Transport***
Position: ***Deputy General Director, Director, Traffic Ground Support Complex***
Period: ***1997 – present***
Organization: ***"Scherotel" Ltd, Affiliated Company***
Province: ***Hotel business***
Position: ***Member of the Board of Directors (Supervisory Counsel). Elective office***
Period: ***1998– present***
Organization: ***ZAO "Date" Ltd, subsidiary company***
Province: ***Tourism***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***
Period: ***2001 – present***
Organization: ***JV "Aeroport Moscow" Ltd, Affiliated Company***
Province: ***Service***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***
Period: ***2002 – present***
Organization: ***ZAO "Aeromar" Ltd***
Province: ***Catering Supplies (foodstaffs)***
Position: ***Member of the Board of Directors (Supervisory Counsel) Elective office***
Shares in the Issuer's Authorized Capital Stock: ***0.0026%***
Shares in affiliate/subsidiary companies: ***none***

Tulsky Stanislav Grigorievitch

Education: ***Higher***
Positions held within the last 5 years:
Period: ***1999 - 2004***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Position: ***Commander of Flight Unit of B-777/767 aircraft of Flight Complex, Director of Flight Complex***
Period: ***2004 - present***
Organization: ***JSC "Aeroflot – Russian Airlines"***
Position: ***Deputy General Director, Management of Flight Operations – Director of Flight Complex***
Shares in the Issuer's Authorized Capital Stock: ***0.0025%***
Shares in affiliate/subsidiary companies: ***none***

5.2 Information on the amount of remuneration, benefits and/or compensation applicable to every administrative body of the Issuer.

Remunerations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The aggregate amount of remunerations paid to all persons listed in item 5.1 during the last completed fiscal year:

12 402 377.45

Bonuses (rubles):	***2 310 000***
Commissions (rubles):	***350 897***
Other material benefits (rubles):	***0***
Total (rubles):	***15 063 274,45***

5.3 Information on persons holding positions in the bodies performing supervising over financial and business matters of the Issuer

GALIMOV NIKOLAY ANASOVITCH – Chairman of the Auditing Commission, Deputy Director of the Department of Finance of the Ministry of Transport of the Russian Federation. Born in 1972 in Moscow. Has higher education. In 1994 graduated from Russian Economic Academy named after Plekhanov with specialty (finances and credit" and in 2000 – Academy of Labor and Social Relations with specialty "jurisprudence". Speaks English. In 1998 – 2001 worked in the position of Deputy Chief and later - of Chief of the Department Methodology of the Ministry of Finance of the Russian Federation; in 2003 – 2004 was the Chief of the Department of Methodology of the Administration of Taxation Indebtedness of the Ministry for Taxes and Charges of the Russian Federation.

Shares in the Issuer's Authorized Capital Stock: none
Shares in affiliate/subsidiary companies: none

GORYATCHEV VLADIMIR SERGEEVITCH – Department Chief, Federal Agency of Air Transport of the Russian Federation. Born in 1951 in Moscow. In 1975 graduated from Moscow Institute of Management named after S.Ordjonikedze with specialty "economics and air transport administration". Started working in 1969 as a courier of a construction trust, later worked at the State R&D Institute of Civil Aviation as a laboratory assistant, engineer, senior engineer, senior science fellow. In 1980 – 1992 worked as expert, senior expert, leading specialist of a subdivision of air transport of combined division of transport of State Planning Committee of the USSR (from 1991 to 1992 – Ministry of Economic Development of the USSR). From 1992 till 2000 was Deputy Chief of the Administration for Economy and Reforms of the Federal Aviation Service of Russia, Deputy Director of the Federal Service of Air Transport of Russia.

Shares in the Issuer's Authorized Capital Stock: none
Shares in affiliate/subsidiary companies: none

DUNAIKINA ZINAIDA NIKOLAYEVNA – Chief of Information and Analytical Department of the Operational Safety Department of JSC "Aeroflot". Born in Moscow in 1954. Higher education. In 1977 graduated from Moscow State Institute of International relations. 1989 – 1998 – economist of the Central International Agency of the JSC "Aeroflot". From 1998 – expert of the information and analytical section of the Department of Operations Security , from 2001 – Chief of the Department of Operations Security.

Share in the Issuer's Authorized Capital Stock: none.
Share in affiliated and dependent companies: none.

MIRONOVA VERA GRIGORIEVNA – Chief of the Department of Finances and Economics of the Federal Agency of Air Transport. Born in 1950 in the city of Lubertsy of Moscow District. Has higher education. In 1976 graduated from All Union Institute of Food Industry by correspondence with specialty "planning of economy". Speaks English. In 1971 – 1976 – Chief Accountant of Myachkosky combined aviation unit, in 1977 – 1991 – senior economist, Department Chief, Deputy Chief of the Main Administration of the Ministry of Civil Aviation. In 1992 – 1993 – Deputy Chief of a department of the Department of Civil Aviation of the Ministry of Transport of Russia. In 1996 – 2000 – Chief of Administration of Financial and Taxation Policies of the Federal Service of Air Transport of Russia and

Share in the Issuer's Authorized Capital Stock: none.
Share in affiliated and dependent companies: none.

TARASOV ALEXSEY EVGENIEVITCH – Chief of Legal Department of OOO "National Reserve Corporation". Born in 1972. Has higher education. Graduated from the faculty of International Law of the Moscow State Institute of International Relations (MGIMO). Knows French and Spanish (fluently), English (speaking). In 1993 – 2000 worked in the position of Consultant in legal matters, Senior Consultant in legal matters, Chief of the Legal Department of "Konversbank". In 2000 – 20002 held the position of the Department of reorganization of business, Chief of the Department of managing financing and crediting investment programs of Commercial Joint Stock Bank "INGOSSTRAH – Sojuz" and in 2002 – 2004 was a Vice-President of Commercial Joint Stock Bank "National Reserve Bank" – Councilor to the Chairman of the Board of Directors of the Bank in legal matters.

Share in the Issuer's Authorized Capital Stock: none
Share in affiliated and dependent companies: none.

5.4 Information on remuneration, privileges, and/or compensation of expenses in respect of controlling organ of financial-operational activity of the issuer.

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.5 Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Index description	2nd quarter of 2005 года
Payroll average number of employees, persons	14857
including employees of representative offices	682
Part of the Issuer's employees who have higher professional education,%	51,48

Trade Union Bodies set up by JSC "Aeroflot" Employees:

- JSC "Aeroflot" employees' Trade Union
- Sheremetyevo Cabin Attendants Trade Union
- Sheremetyevo Flight Crews Trade Union.

CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer involving specific interests

There have been no transactions involving specific interests concluded.

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders (equities): ***11 489***
Nominal holders of Company shares: ***11***

6.2 Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: ***FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY***
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Name: ***Joint Stock Bank "National Reserve Bank"***
Place of residence: ***Moscow***
Mailing Address: ***115054, Moscow, bldg. 2, Paveletskaya Ploschad, 2***
Share in Issuer's Authorized Capital Stock: ***26.1 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

Name: ***Private Joint Stock Company Deposit and Clearing Company***
Place of residence: ***Moscow***
Mailing Address: ***115162, Moscow, ul. Shabolovka, 31, bldng Б***
Share in Issuer's Authorized Capital Stock: *5.12 %* ***(nominal holder)***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

6.3 Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: ***FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY***
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***
Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

6.4. Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer.

Th... ...such restrictions

5. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

ersons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of April 30, 2005

!	Full name / Name, Surname, Paternal name	Place of residence	Type of registered person	Total number of shares	% in authorized capital
	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568 335 339	51.17%
	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	184 478 293	16.61%
	DANSLAND LTD.	Nicosia, Cyprus	Owner	108 375 957	9.76%

ersons possessing no less than 5 % of authorized capital of JSC "Aeroflot" as of 25th of August, 2004

!	Full name / Name, Surname, Paternal name	Place of residence	Type of registered person	Total number of shares	% in authorized capital
	RF MINISTRY OF STATE PROPERTY RELATION	103685, Moscow, Nikolski per., 9	Owner	568 335 339	51.17%
	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	181 443 293	16.34%
	TRANSINVEST CONTROL S.A.	L-1840 Luxemburg 11A boulevard Joseph II	Owner	108 375 957	9.76%

6.6. Information on transaction with specific interests involved

There have been no transactions with specific interests involved.

6.7. Accounts receivable

Accounts receivable for the 2nd quarter of 2005

Types of receivables	Term of payment	
	Up to one year	Over one year
Accounts receivable on customers and clients, rubles	4 709 210 541	4 940 590
including outstanding, rubles	686 429 235	X
Accounts receivable on bills receivable, rubles.	0	0
including outstanding, rubles	0	X
Accounts receivable on partners (founders) for contributions to the charter capital	0	0
including outstanding, rubles	0	X
Accounts receivable on advance payments effected, rubles	1 064 004 412	185 008
including outstanding, rubles	61 327 110	X
Other receivables, rubles	6 565 929 903	168 777 626
including outstanding, rubles	190 555 971	X
Total, rubles.:	12 339 144 856	173 903 224
including total outstanding, rubles	938 312 316	X

(82-4592)

CHAPTER VII. Issuer's accounting statements and other financial information

7.1. Issuer's annual accounting statements

Refer to quarterly accounting statement for the 1st quarter of 2005

7.2. Issuer's quarterly accounting statements for the latest completed quarter

Accounting period
Year: **2005**
Quarter: **II**
Date: **June 30, 2005**
Units: **thousand rubles**
Form: **Order N 67н of 22.07.2003**

ASSETS	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	58 325	57 700
Fixed assets	120	3 734 614	3 897 514
Construction in progress	130	1 291 079	877 417
Income-bearing investments in material values	135	-	-
Long-term financial investments	140	2 296 070	2 215 495
including: investments in subsidiaries and affiliated companies	141	494 039	494 159
loans issued to organizations for more than 12 months	142	1 293 215	1 258 639
other long-term investments	143	508 816	462 697
Deferred tax assets	145	987	583 937
Other non-circulating assets	150	6 000	6 000
Section I, TOTAL	190	7 387 075	7 638 063
II. WORKING ASSETS			
Stocks	210	2 998 698	2 705 677
including: raw and other materials, other similar values	211	2 428 249	2 282 663
deferred expenses	216	570 449	423 014
other stocks and expenditures	217	-	-
Value added tax on acquired values	220	401 458	459 037
Accounts receivable (expected to be paid more than 12 months after reporting date)	230	-	-
purchasers and clients (62, 76, 82)	231	-	-
other debtors	232	-	-
Accounts receivable (expected to be paid within 12 months after the reporting date)	240	11 771 184	12 513 048
purchasers and clients (62, 76, 82)	241	5 214 477	4 714 151
bills receivable	242	-	-
debts of subsidiaries and affiliates	243	22 191	75 557
State budget outstanding payments on taxes and charges	244	5 235 514	6 033 279

Outstanding payments of State non-budget funds	245	7 706	945
advance payments made	246	1 128 668	1 064 189
other debtors	247	162 628	624 927
Short-term financial investments (56,58,82)	250	302 120	3 172 666
loans issued to organizations for less than 12 months term	251	-	-
other short-term financial investments	252	302 120	3 172 666
Money	260	1 435 166	3 392 523
including: cash	261	13 136	14 833
current accounts	262	753 767	647 983
hard currency accounts	263	622 983	2 224 440
other money means	264	45 280	505 267
Other working assets	270	-	-
Section II, TOTAL	290	16 908 626	22 242 951
BALANCE (sum of lines 190 + 290):	300	24 295 701	29 881 014

LIABILITIES	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 110 616	1 110 616
Own shares redeemed from shareholders	411	(37)	(37)
Additional capital	420	3 492 079	3 454 762
Reserved capital	430	277 654	277 654
statutory reserve funds	431	-	-
reserves set up in accordance with constituent documents	432	277 654	277 654
Retained profit (uncovered losses)	470	11 450 693	13 206 196
including: retained profit (uncovered losses) from previous years	471	11 450 693	10 670 226
Retained profit (uncovered losses) of the accounting year	472	X	2 535 970
Section III, TOTAL	490	16 331 005	18 049 191
IV. LONG TERM LIABILITIES			
Loans and credits	510	222 196	1 950 660
including: bank credits to be repaid more than 12 month after the reporting date	511	222 196	1 950 660
loans to be repaid within 12 month after the reporting date	512	-	-
Deferred taxation liabilities	515	-	1 041 700
Other long-term liabilities	520	240 935	-
Section IV, TOTAL	590	463 131	2 992 360
V. SHORT TERM LIABILITIES			
Loans and credits	610	1 029 422	2 151 405
including: bank loans to be repaid within 12 month	611	1 029 422	2 151 405

after the accounting date			
loans to be repaid within 12 month after the reporting date	612	-	-
Accounts payable	620	6 430 286	5 187 964
including: suppliers and contractors	621	4 864 449	4 170 140
outstanding wages and salaries	622	225 274	305 279
indebtedness to the State non-budget funds	623	189 979	193 804
indebtedness on taxes and charges	624	700 554	103 065
other payables	625	282 880	227 434
bills of exchange payable	626	-	-
advances received	627	167 150	188 242
indebtedness to subsidiaries and affiliates	628	-	-
Outstanding payments to partners (founders) in income payments	630	31 887	784 962
Deferred income	640	9 970	13 527
Reserves for deferred expenses	650	-	701 605
Other short term liabilities	660	-	-
Section V, TOTAL	690	7 501 565	8 839 463
BALANCE (sum of lines 490 + 590 + 690):	700	24 295 701	29 881 014

INFORMATION ON VALUES ACCOUNTED OUT OF BALANCE SHEET ACCOUNTS:			
Indicator description	**Line code**	**At the beginning of the accounting year**	**At the end of the accounting period**
1	2	3	4
Fixed assets rented	910	10 756 431	10 317 520
including under lease terms	911	10 755 545	10 316 634
Goods and material values in trust storage	920	-	13 768
Goods accepted for commission	930	-	-
Written off to losses indebtedness of insolvent debtors	940	2 003 670	2 002 062
Collaterals for liabilities and payments received	950	480 478	348 099
Collaterals for liabilities and payments issued	960	1 479 491	1 460 729
Wear and tear of housing stock	970	-	-
Wear and tear of nonproductive facilities and other similar objects	980	-	-
Intangible assets acquired for use	990	-	-

PROFIT AND LOSS ACCOUNTS

Indicator description	**Line code**	**At the beginning of the accounting year**	**At the end of the accounting period**
1	2	3	4
Profits and losses from regular business activities:			
Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other	010	28 574 075	25 079 446

Production cost of sold goods, products, works, services	020	(24 652 035)	(20 367 874)
Gross profit	029	3 922 040	4 711 572
Trade expenses	030	(1 479 743)	(1 460 382)
Administrative expenses	040	(1 109 742)	(1 045 343)
Sales profit (loss)	050	1 332 555	2 205 847
Operating proceeds and loss			
Interests receivable	060	109 823	24 725
Interests payable	070	(96 459)	(49 530)
Income form participation in other organizations	080	63 212	28 993
Other operating income	090	256 511	459 361
Other operating expenses	100	(408 456)	(528 045)
Non-trade profit	120	3 358 554	3 314 868
Non-trade expenses	130	(1 591 155)	(1 290 673)
Contingency income	131	938	953
Contingency expenses	132	(470)	(37)
Profit (loss) before taxes	140	3 025 053	4 166 462
Deferred tax assets	141	582 950	-
Deferred tax liabilities	142	(1 041 700)	23 768
Current profit tax	150	(956)	(965 017)
Other tax payments	151	(29 377)	(832)
Net profit (loss) of the reporting period	190	2 535 970	3 224 381
FOR REFERENCE.			
Permanent tax liabilities (assets)	200	237 886	75 088
Base profit (loss) per share	201	-	-
Watered profit (loss) per share	202	-	-

EXPLANATION OF SOME PROFITS AND LOSSES

Indicator description	Line Code	During the Reporting Period		Same Period of the Previous Year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	85 433	7 448	41 762	17 755
Profit (loss) of previous years	220	236 142	111 930	980 368	200 316
Payment of damages caused by non-performance or inadequate performance of obligations	230	47 819	284	8 675	3 288
Currency exchange differences in foreign currencies operations	240	678 730	640 127	494 893	515 012
Allocation to assessment reserves	250	X	-	X	-
Writing off payables and receivables the claim limitation period of which has expired	260	-	-	14	1

7.3. Information on substantial changes in the composition of the Issuer's real property after the end date of the last completed fiscal year.

№	Name of the fixed assets group	Full value as at 01.01.2005	Residual value as at 01.01.2005	Full value as at 01.04.2005	Residual value as at 01.04.2005	Full value as at 01.07.2005	Residual value as at 01.07.2005
1	Land sites	2 960	2 960	2 960	2 960	2 960	2 960
2	Buildings	1 274 991	1 137 287	1 274 991	1 130 300	1 279 580	1 127 881
3	Constructions	99 161	72 224	99 142	70 647	99 125	68 881
4	Aircraft	6 881 740	948 673	7 114 529	1 106 382	7 048 339	1 069 583
5	Perennial plants	10 807	10 807	10 807	10 807	10 807	10 807
	Total:	**8 266 699**	**2 168 991**	**8 499 469**	**2 318 136**	**8 440 811**	**2 280 112**

7.4. Information on Issuer's involvement in court proceedings if such involvement may substantially affect Issuer's financial and business activity

The Issuer has not been engaged in any court proceedings that may substantially affect Issuer's financial and business activity.

CHAPTER VIII. Additional information on the Issuer and securities placed by the Issuer

8.1. Additional information on the Issuer

8.1.1. Information on the amount and structure of Issuer's charter (shared) capital (shared fund)

JSC "Aeroflot" charter capital amounts to **1 110 616 299** (One billion one hundred an ten million six hundred sixteen thousand ninety nine) rubles.

Type of registered person	*Number of registered persons*	*% of Charter capital*
Legal persons	*37*	*91.55%*
Physical persons	*11 452*	*8.45%*
Total	*11 489*	*100%*

8.1.2. Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer

The amount of charter capital of the Issuer has not been changed since 1999.

8.1.3. Information on formation and utilization of the reserve fund and other funds of the Issuer.

The reserve fund was created in compliance with the articles of incorporation in the amount of 277 654 000 rubles (Two Hundred Seventy Seven Million Six Hundred Fifty Fore Thousand rubles).

8.1.4. Information on material transactions by the Issuer

The Issuer has not effected any transaction the value of which would equal or exceed 10 per cent of the Issuer's assets.

8.2. Information on declared (accrued) and paid dividend on Issuer's shares and on profits from Issuer's bonds

Dividends on shares of given category (type):
Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid on shares of given category (type) (rubles): ***11 106 162.99***
Total dividend amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid on shares of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid on shares of given category (type) (rubles): ***66 636 977.94***

Total amount actually paid on shares of given category (type) (rubles): *65 765 589.15*

Period: *2002*
Amount of dividend per one share (rubles): *0.29*
Total amount of dividend paid on shares of given category (type) (rubles): *322 033 567.62*
Total amount actually paid on shares of given category (type) (rubles): *321 676 006.72*

Period: *2003*
Amount of dividend per one share (rubles): *0.43*
Total amount of dividend paid on shares of given category (type) (rubles): *485 316 700*
Total amount actually paid on shares of given category (type) (rubles): *481 116 653.03*

Period: *2004*
Amount of dividend per one share (rubles): *0.70*
Total amount of dividend paid on shares of given category (type) (rubles): *0*
Total amount actually paid on shares of given category (type) (rubles): *0*

The reason for the variance between the declared and actually paid amounts is the lack in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information.

The amount of the assessed dividends on shares of the given category (type) which date of payment has not come yet (rubles): 0,70